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[LETTERHEAD OF BRITISH COLUMBIA SECURITIES COMMISSION]

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

ANGIOTECH PHARMACEUTICALS, INC.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador have been issued for a short form base prep prospectus, of the above issuer dated September 25, 2003.

DATED at Vancouver, British Columbia on September 25, 2003.

Tracy Hedberg Tracy Hedberg Senior Securities Analyst Corporate Finance Branch

SEDAR Project No.: 574860

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IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES AND ANNUAL INFORMATION FORMS